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                            December 21, 2021

       Keith W. Landis
       President and Chief Executive Officer
       BA Credit Card Funding, LLC
       1020 North French Street
       DE5-002-01-05
       Wilmington, Delaware 19884

                                                        Re: BA Credit Card
Trust
                                                            BA Credit Card
Funding, LLC
                                                            BA Master Credit
Card Trust II
                                                            Registration
Statement on Form SF-3
                                                            Filed November 29,
2021
                                                            File Nos.
333-261397, 333-261397-01 and 333-261397-02

       Dear Mr. Landis:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1.                                                   Your registration
statement appears to contemplate the possibility of floating rate notes based on LIBOR, but
your disclosure does not include a description of risks to floating rate noteholders
associated with the upcoming elimination of LIBOR or describe remedies available to
noteholders in connection therewith. Although we note your bracketed statements on the front
cover of your form of prospectus that the inclusion of LIBOR is
                                                        "for illustrative
purposes" and that "LIBOR is expected to be replaced with another benchmark index for
floating rate tranches, in which case we will disclose the specific
 Keith W. Landis
BA Credit Card Funding, LLC
December 21, 2021
Page 2
         index that will be used to determine interest payments for floating rate tranches," your form of prospectus does not state that no LIBOR-linked floating rate notes will be issued prior to the elimination of LIBOR. If you have not included disclosure about LIBOR transition-related risks and remedies because no LIBOR-linked floating rate notes will be offered under this registration statement, please revise your disclosure to clarify that any floating rate notes will be based on an index other than LIBOR and that the prospectus for the floating rate notes will disclose the terms of the applicable index.
Form of Prospectus
Risk Factors, page 38

2. We note your disclosure under "Transaction Parties; Legal Proceedings; Affiliations,
         Relationships and Related Transactions   BANA and Affiliates" on page
71 of your form
         of prospectus regarding the potential impacts of climate change on Bank of America
         Corporation and its operations, businesses and customers. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your risk factor disclosure to describe these risks.
          See the Commission   s Guidance Regarding Disclosure Related to
Climate Change,
         Interpretive Release No. 33-9106 (February 8, 2010).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Benjamin Meeks at 202-551-7146 or Arthur Sandel at 202-551-3262 if
you have any questions.



FirstName LastNameKeith W. Landis                              Sincerely,
Comapany NameBA Credit Card Funding, LLC
                                                               Division of
Corporation Finance
December 21, 2021 Page 2                                       Office of
Structured Finance
FirstName LastName